[Letterhead of Imaging Diagnostic Systems, Inc.]

May 16, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Imaging Diagnostic Systems, Inc.
Proxy Statement on Schedule 14A
File No.  000-26028
Preliminary Filing March 8, 2011; Definitive Filing May 16, 2011

Dear Mr. Mancuso:

Imaging Diagnostic Systems, Inc. (the "Company"), recognizes that the disclosure in the above referenced filing is the responsibility of the Company.  The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to file its Definitive Proxy Statement on Schedule 14A this afternoon.

Very truly yours,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Linda B. Grable

Linda B. Grable
Chief Executive Officer